EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2012	2013	2014	2015	2016	6/30/2017	6/30/2017
EARNINGS
Income Before Income Taxes and Equity Earnings	$245.9	$221.0	$208.7	$276.9	$213.9	$196.6	$70.0
Fixed Charges (as below)	147.8	144.8	142.3	143.2	133.9	130.6	65.4
Total Earnings	$393.7	$365.8	$351.0	$420.1	$347.8	$327.2	$135.4

FIXED CHARGES
Interest Expense	$88.3	$130.3	$126.1	$119.9	$119.7	$121.1	$60.8
Credit for Allowance for Borrowed Funds Used During Construction	48.5	4.2	7.0	14.8	6.9	2.2	0.9
Estimated Interest Element in Lease Rentals	11.0	10.3	9.2	8.5	7.3	7.3	3.7
Total Fixed Charges	$147.8	$144.8	$142.3	$143.2	$133.9	$130.6	$65.4

Ratio of Earnings to Fixed Charges	2.66	2.52	2.46	2.93	2.59	2.50	2.07